Exhibit 3.35

State of Delaware Secretary of State Division of Corporations Delivered 06:12 PM 07/15/2011 FILED 06:12 PM 07/15/2011 SRV 110828398 - 2021879 FILE

CERTIFICATE OF FORMATION

OF

SUN COAL & COKE LLC

1) The name of the limited liability company is Sun Coal & Coke LLC.

2) The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is the Corporation Trust Company.

3) This Certificate of Formation shall be effective on July 18, 2011.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Sun Coal & Coke LLC dated as of July 15, 2011.

/s/ Dawn A. Womack
Dawn A. Womack Assistant Secretary